CANACCORD GENUITY LLC

535 Madison Avenue
New York, NY 10022
USA

T: 212.389.8000

May 27, 2021

Ernst & Young LLP

5 Times Square

New York, New York 10036

In connection with your review engagement relating to our statements about Canaccord Genuity LLC (the Company) made in our exemption report required under U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(4) throughout the most recent fiscal year ended March 31, 2021 (the Exemption Report), we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform your review for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief.

Management's responsibilities

We acknowledge that, as members of management of Canaccord Genuity LLC, we are responsible for the following statements in our Exemption Report:

(1) We identified the following provisions of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii) (the "exemption provisions") and

(2) We met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2021 without exception.

Further, the exemption provisions that we have identified are consistent with the Company's membership agreement with FINRA, those provisions claimed within the Company's FOCUS report filings, and reflects all business activities of the broker dealer. We have considered the SEC Rule 17a-5 frequently asked questions when evaluating the completeness and accuracy of the exemption provisions in our Exemption Report.

We also acknowledge that, as members of management of Canaccord Genuity LLC, we are responsible for complying with the identified exemption provisions that we claim

throughout the fiscal year. We also are responsible for establishing and maintaining effective internal control over compliance with the identified exemption provisions. We are not aware of any deficiencies in the design or operation of the Company's internal controls over compliance with the identified exemption provisions.

Records and other information

We have made available to you all records and other information relevant to our statements, including all known matters contradicting the statements, all known matters that might significantly affect our statements, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the identified exemption provisions claimed, received through the date of your review report.

Compliance with the exemption provisions

There has been no known noncompliance with the identified exemption provisions claimed throughout the most recent fiscal year ended March 31, 2021 and through the date of your review report.

There has been no abuse, fraud, or suspected or alleged fraud affecting our compliance with the identified exemption provisions claimed \involving management.

Independence

We have communicated to you the names of all the Company's substantial stockholders, affiliates and any beneficial owners with significant influence over the Company or its affiliates.

Based on inquiries made of our officers, directors and individual substantial stockholders, if applicable, we are not aware of any business relationship between any such officer or director or individual substantial stockholder, if applicable, (or any entity for or of which such an officer or director acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an "EY Firm"). Such relationships do not include one pursuant to which an EY Firm performs professional services or one pursuant to which an EY Firm is a consumer in the ordinary course of business.

For the purpose of these inquiries, we made inquiries of an individual stockholder (not an entity) with ownership of 10% or more of the Company's voting securities (or less than 10% of the Company's voting securities but who also possess certain contractual rights such as the right to appoint members of the Company's board of directors, or special or disproportionate voting rights).

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent for purposes of the Company's review engagement.

Subsequent events

No known events or other factors have occurred since March 31, 2021 or are pending that would have an effect on our compliance with the identified exemption provisions or affect our statements made in our Exemption Report for the most recent fiscal year ended March 31, 2021.

We understand that your review was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and was, therefore, designed primarily for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects, in accordance with provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and that your procedures were limited to those that you considered necessary for that purpose. We understand that your review was substantially less in scope than an examination and, accordingly, that you have not expressed an opinion on management's statements. We also understand that your review cannot be relied upon to disclose all exceptions to the exemption provisions claimed or fraud or illegal acts that may exist; however, we understand that you would have informed us of any fraud or illegal acts that came to your attention, unless they were clearly inconsequential, as well as any exceptions to the exemption provisions claimed that came to your attention.

Very truly yours,



Jeff Barlow, Chief Executive Officer – Canaccord Genuity LLC



Donald MacFayden, Chief Finance Officer – Canaccord Genuity LLC